90 Park Avenue

New York, NY 10016

212-210-9400 | Fax: 212-210-9444

Mark F. McElreath	Direct Dial: 212-210-9595	Email: mark.mcelreath@alston.com

October 4, 2021

VIA: ELECTRONIC MAIL

Mr. Gary Guttenberg

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Journey Medical Corporation Draft Registration Statement on Form S-1 Submitted September 2, 2021 CIK No. 0001867066

Dear Mr. Guttenberg:

On behalf of Journey Medical Corporation, a Delaware corporation (the “Company”), we hereby respond to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received in a letter dated September 17, 2021, relating to the Company’s Draft Registration Statement on Form S-1 submitted on September 2, 2021.

The Company is concurrently submitting confidentially via EDGAR an Amendment No. 2 to the Draft Registration Statement on Form S-1 (the “Registration Statement”). All references to page numbers in the Company’s responses refer to page numbers in the Registration Statement.

Capitalization, page 52

Comment 1:

In response to prior comment nine, we note you changed the total label from total capitalization to total liabilities and stockholders' equity. Since total liabilities and stockholders' (deficit) is $72,725,000 according to page F-2, and not $32,627,000 as presented here, it appears that the label should remain total capitalization. Please revise accordingly.

Response:

In response to the Staff’s comment, the Company has revised the amount under the total liabilities and stockholders' equity column to $72,725,000.

October 4, 2021

Revenue Recognition, page 59

Comment 2:

We have reviewed your revised disclosure in response to prior comment 19 and it does not appear that you have disclosed sufficient information to enable financial statement users to understand the nature, amount, timing, and uncertainty of revenue and cash flows arising from contracts with customers. Specifically, it does not appear that you have provided the qualitative and quantitative information about the significant judgements (i.e., inputs and assumptions) and changes in the judgments, as set forth in ASC 606-10-50-20, and 50-1 through 50-2, as it relates to the determination of the transaction price, etc. Please revise your disclosure accordingly.

Response:

In response to the Staff’s comment, the Company has updated its disclosures under “Management’s Discussion and Analysis” and in Footnote 1 under “Revenue Recognition.”

In addition, as clarification, please be advised that the Company’s ending coupon accrual balance as of December 31, 2020 and 2019, respectively, is comprised of invoices for actual redemption of $9.2 million and $4.8 million, and an estimate of $3.6 million and $2.5 million related to inventory at the wholesaler and specialty pharmacy level. The Company’s ending accrual balance as of June 30, 2021 is comprised of invoices for actual redemption of $13.7 million and an estimate of $3.8 million related to inventory at the wholesaler and specialty pharmacy level.

Should you wish to discuss any of the responses, please do not hesitate to contact me and I will arrange a conference with the Company.

Sincerely,

ALSTON & BIRD LLP

/s/ Mark F. McElreath
Mark F. McElreath

cc:	Claude Maraoui, President and CEO

  Journey Medical Corporation

Stephen E. Older, Esq. and Rakesh Gopalan, Esq.

  McGuireWoods LLP